# GEORGIA CAROLINA Bancshares, Inc.





2002 ANNUAL REPORT

## MISSION STATEMENT

It is the mission of Georgia-Carolina Bancshares, Inc. to remain an independent financial institution while providing quality financial services to the Georgia-Carolina community, and to provide for a long-term superior return to shareholders.

# The Right Principles

Profitable growth comes from a commitment to the basics of banking. It is a combination of hi-tech capability and community orientation. While we offer all the latest banking services, we focus on the details of banking:

- **Never compromising our integrity**
- **Tailoring products to individual customers**
- **Promptness in addressing customer concerns**
- **Service with a smile and a kind word**
- **Competitive pricing**



# The Right People

The First Bank reputation is first based on a Board of Directors made up of a significant group of business leaders and professional individuals throughout our market area. Our board members are community leaders and are very supportive of the non-profit organizations and activities in our markets. The bank also has attracted a number of outstanding professional bankers to serve as the management team.

The Board and bank management have brought together highly skilled staff members to offer high tech, professional banking services with a community bank (hands-on) style of delivery.

One of the reasons that people come to us is because of the quality of our bankers, officers and lenders. First Bank of Georgia offers a good menu of competitively priced services, but the primary reason people bank with us is because of our personnel.

# The Right Products & Services



You will find that our products and services are designed to meet the needs of everyone from the first-time account holder to the most experienced customer. First Bank is a hi-tech community bank that offers Internet banking as well as the traditional consumer services that people look for in a bank. We specialize in serving the needs of small to medium-sized businesses. We are very prompt to answer questions our customers may have, so that in providing services there is not a lot of red tape involved in dealing with us. We are very detail oriented, which enables us to be very accommodating and prompt in addressing our customer's needs.

We also believe that convenient office locations, combined with prompt, friendly service, generate superior asset and loan growth. We are committed to convenience for our customers. It is the first step of customer service.

# The Potential

We believe that a successful bank should be aggressive in growing its assets. In the past, First Bank has had an assertive branch office building campaign, aggressive mortgage company expansion and an entrepreneurial focus. In the future, we expect continued branch and mortgage company expansion, as well as potentially offering selected insurance products and a renewed focus on the consumer market.

FirstBank
OF GEORGIA

GEORGIA ☆ CAROLINA
Bancshares, Inc.

Patrick G. Blanchard
President & CEO

April 21, 2003

Dear Shareholder, Customers, Employees & Friends:

It is a pleasure to report record earnings and continued growth from the results of the operations of your Company during 2002.

Net income for the year ended 2002 was $3,331,000, a 99% increase over net income for 2001 of $1,675,000. We are also pleased to report that net income of $1,139,000 from the fourth quarter 2002 compared very favorably to net income of $618,000 from the fourth quarter of 2001.

Basic earnings per share for the year ended December 31, 2002 were $2.56 as compared to $1.29 for 2001.

The Company also experienced a 25% growth in consolidated total assets during 2002 bringing total assets of the Company to a new record high of $257,362,000 as of December 31, 2002.

Net income for the year ended December 31, 2002 provided a return on average assets of 1.44% and a return on average equity of 22.14%.

On May 19, 2002, The Atlanta Journal-Constitution published an article which reported their selection of the Top 100 Highest Performing Companies in Georgia. Georgia-Carolina Bancshares, Inc. was listed as number 18. Furthermore, on July 15, 2002 an article published by USA Today listed the common stock of Georgia-Carolina Bancshares, Inc. as one of ten stocks described as companies on the move.

On April 1, 2003, there was an article published in The Atlanta Journal-Constitution which further listed the common stock of Georgia-Carolina Bancshares, Inc. as one of the highest performing stocks in Georgia.

During 2002, we were also pleased to reestablish our Savannah Office of First Bank Mortgage which is serving the mortgage needs of the Savannah market.

Your Board of Directors, Officers and Staff are genuinely committed to our continued expansion of the Company and the Bank and their performance.

We enjoy reminding our shareholders, customers, and friends of the importance to utilize the services of our subsidiary, First Bank of Georgia. We invite you to utilize the services of First Bank and to attend this year's Annual Meeting scheduled for May 21, 2003.

We also sincerely thank you for your continued interest and support.

Sincerely,

Patrick G. Blanchard
President & Chief Executive Officer

2805 Wrightsboro Road - Augusta, Georgia 30909 - Phone (706) 736.2100 - Fax (706) 731-0731
Hill Station - Post Office Box 3449 - Augusta, Georgia 30914-3449

STRONG PRINCIPLES
EQUAL
SUPERIOR RESULTS


GEORGIA-CAROLINA BANCSHARES, INC.
FIRST BANK OF GEORGIA
GROWTH IN NET INCOME (in millions) - DECEMBER 31, 1997 THRU DECEMBER 31, 2002
$3.5
3.0
2.5
2.0
1.5
1.0
0
.234
.048
.071
.127
1.675
3.331
1997
1998
1999
2000
2001
2002


GEORGIA-CAROLINA BANCSHARES, INC.
FIRST BANK OF GEORGIA
GROWTH IN ASSETS (in millions) - DECEMBER 31, 1997 THRU DECEMBER 31, 2002
$300
250
200
150
100
50
0
40.6
45.6
72.7
116.5
205.9
257.3
1997
1998
1999
2000
2001
2002

# HISTORIC ANALYSIS OF STOCK PERFORMANCE

OF

GEORGIA ✶ CAROLINA
Bankshares, Inc.

As of March 31, 2003

We believe that a short summary of the background and history of the capitalization of Georgia-Carolina Bancshares, Inc. is helpful in understanding the market value of an investment in the Company's common stock.

McDuffie Bank & Trust was incorporated on April 5, 1988, after having its charter application approved by the Georgia Department of Banking and Finance. A total of 600,280 shares of common stock were sold to approximately 643 shareholders in the initial stock offering which was concluded on November 1, 1988. The offering price was $10.00 per share.

The Company was incorporated on January 31, 1997, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956. The Company is a one-bank holding company that owns 100% of the issued and outstanding stock of First Bank of Georgia, which is the successor to McDuffie Bank & Trust pursuant to an approved name change.

On March 31, 1999 the Company completed a "best efforts" offering of common stock which resulted in the sale and issuance of an additional 296,370 shares at a price of $13.50 per share.

On October 19, 2001, the Company declared a 20% stock dividend on each share of its outstanding common stock. The dividend was effected in the form of a 6-for-5 stock split. The new shares were issued on December 1, 2001, to shareholders of record as of the close of business on November 15, 2001.

On November 20, 2002, the Company declared a 15% stock dividend on each share of its outstanding common stock. The new shares were issued December 16, 2002, to shareholders of record as of the close of business on December 2, 2002.

The table below summarizes the value of an investment in 1,000 shares of the Company's stock as of March 31, 2003, under two scenarios. The first column assumes the investor participated in the initial offering (1988) and the second column assumes the investor participated in the subsequent offering (1999).The first column further assumes that cash dividends paid prior to 1998 have not been reinvested in shares of the Company's common stock.

| | SHARES | 1988 ($10.00/share) | 1999 ($13.50/share) |
|---|---|---|---|
| Initial Shares Purchased | 1,000 | $10,000.00 | $13,500.00 |
| Additional Shares From 20% stock dividend | 200 | | |
| Additional Shares From 15% Stock Dividend | 180 | | |
| Totals Shares at 3/31/03 | 1,380 | | |
| Dividend Adjusted Purchase Price | | $7.25 | $9.78 |
| Closing Price of the Company's Stock on 3/31/03 | | $24.50 | $24.50 |
| Appreciation in Value Per Share | | $17.25 | $14.72 |
| Gain in Value of Investment | | $23,810.00 | $20,310.00 |
| % Increase in Value of Investment | | 238.1% | 150.4% |
| Average Annual Rate of Return | | 8.82% | 25.80% |

# GEORGIA-CAROLINA BANCSHARES, INC.
# &
# FIRST BANK OF GEORGIA
## LEADERSHIP



*Pictured left to right:* Remer Y. Brinson III, President & CEO, First Bank of Georgia; John W. "J." Lee, Chairman of the Board, First Bank of Georgia; Patrick G. Blanchard, President & CEO, Georgia-Carolina Bancshares, Inc. and Vice Chairman of First Bank of Georgia; Samuel A. Fowler, Jr., Chairman of the Board, Georgia-Carolina Bancshares, Inc. and George H. Inman, Vice Chairman, Georgia-Carolina Bancshares, Inc.

CORPORATE EXECUTIVES



Patrick G. Blanchard has served as President & CEO of Georgia-Carolina Bancshares, Inc. since October 7, 1997. He has served as the CEO of two previous community banks and one other bank holding company in the Augusta market since 1974. Remer Y. Brinson III is President & CEO of First Bank of Georgia. Mr. Brinson has served as President & CEO of the bank since October 1, 1999. Mr. Brinson has also enjoyed a noted career in banking having established his banking career at Georgia Railroad Bank & Trust Company in Augusta in 1982. Mr. Brinson was elected President & CEO of the Citizens Bank in Evans, Georgia during 1994.

GEORGIA CAROLINA
Bancshares, Inc.



Georgia-Carolina Bancshares, Inc. (the "Company"), a bank holding company chartered in the state of Georgia, owns all of the issued and outstanding common stock of First Bank of Georgia (the "Bank"), a state-chartered, FDIC-insured commercial bank. The Company was formed in January 1997, at the direction of the Board of Directors of the Bank, on its belief that a reorganization of the Bank into a holding company structure would provide a platform to strengthen the Bank's competitive position.

First Bank
OF GEORGIA

The Bank began operations in January 1989 as an independent, locally owned commercial bank conducting business in McDuffie County, Georgia. The Bank operates as a locally owned bank that targets the banking needs of individuals and small- to medium-sized businesses by emphasizing personal service. The Bank operates five offices, two in Augusta, two in Columbia County and one in Thomson, Georgia.

The Bank offers a full range of deposit and lending services and is a member of an electronic banking network that enables its customers to use the automated teller machines of other financial institutions. In addition, the Bank offers commercial and business credit services, as well as various consumer credit services, including home mortgage loans, automobile loans, lines of credit, home equity loans, home improvement loans and credit card accounts.

In September 1999, the Bank established a mortgage division which operates under the name First Bank Mortgage. This division originates mortgage loans and offers a variety of other mortgage products. First Bank Mortgage has locations in Augusta and Savannah, Georgia, as well as Jacksonville, Florida. Substantially all of the residential mortgage loans originated by First Bank Mortgage are sold in the secondary market.

# SELECTED FINANCIAL HIGHLIGHTS

The information presented below should be read in conjunction with the Company's audited financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report.

| | As of or for the year ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| | (in thousands, except per share data) | | | | |
| **Income Statement** | | | | | |
| Interest income | $13,368 | $11,588 | $7,212 | $3,911 | $3,305 |
| Interest expense | 5,172 | 6,265 | 3,665 | 1,657 | 1,400 |
| Net interest income | 8,196 | 5,323 | 3,547 | 2,254 | 1,905 |
| Provision for loan loss | 451 | 1,106 | 361 | 115 | 0 |
| Net interest income after provision for loan losses | 7,745 | 4,217 | 3,186 | 2,139 | 1,905 |
| Non-interest income | 10,397 | 9,120 | 2,456 | 372 | 312 |
| Non-interest expense | 12,879 | 10,794 | 5,469 | 2,428 | 2,162 |
| Net income before income taxes | 5,263 | 2,543 | 173 | 83 | 55 |
| Income taxes | 1,932 | 868 | 46 | 12 | 7 |
| Net income | $3,331 | $1,675 | $127 | $71 | $48 |
| **Balance Sheet Data** | | | | | |
| Total assets | $257,362 | $205,865 | $116,509 | $72,719 | $45,609 |
| Securities available for sale | 27,346 | 21,115 | 14,320 | 12,436 | 14,208 |
| Loans, held for investment, gross | 145,428 | 115,226 | 73,181 | 36,093 | 22,875 |
| Loans, held for sale | 67,927 | 58,736 | 17,610 | 0 | 0 |
| Allowance for loan losses | 2,436 | 2,187 | 1,194 | 1,000 | 835 |
| Deposits | 209,619 | 149,623 | 85,488 | 58,844 | 37,736 |
| Other borrowings and retail agreements | 35,745 | 38,373 | 18,512 | 2,481 | 0 |
| Stockholders' equity | 16,895 | 13,200 | 11,227 | 10,843 | 7,380 |
| **Per Share Data**[1] | | | | | |
| Book value | $12.92 | $10.18 | $8.69 | $8.43 | $8.42 |
| Net income | 2.56 | 1.29 | 0.10 | 0.06 | 0.05 |
| Cash dividends | 0.00 | 0.00 | 0.00 | 0.00 | 0.07 |

[1] Amounts have been restated to reflect the 2002 stock dividend and the 2001 stock dividend, effected as a stock split.

# MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's common stock trades on the Over-The-Counter Bulletin Board under the symbol "GECR". The market for the Company's common stock must be characterized as a limited market due to its relatively low trading volume and analyst coverage. The following table sets forth for the periods indicated the quarterly high and low bid quotation per share as reported by the Over-The-Counter Bulletin Board. These quotations also reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions. The share prices below reflect the payment of a 15% stock dividend on December 16, 2002 and a 20% stock dividend on December 1, 2001. As of March 10, 2003, there were 625 record holders of the Company's common stock.

| | High | Low |
|---|---|---|
| Fiscal year ended December 31, 2002 | | |
| First Quarter | $10.26 | $10.22 |
| Second Quarter | $13.26 | $10.26 |
| Third Quarter | $15.87 | $13.91 |
| Fourth Quarter | $16.96 | $16.00 |
| Fiscal year ended December 31, 2001 | | |
| First Quarter | $8.29 | $7.47 |
| Second Quarter | $9.42 | $7.03 |
| Third Quarter | $10.14 | $7.94 |
| Fourth Quarter | $10.14 | $7.85 |

No cash dividends were paid by the Company during the years ended December 31, 2002 or 2001. On December 16, 2002, the Company paid a 15% stock dividend to shareholders of record as of December 2, 2002 and on December 1, 2001, the Company paid a 20% stock dividend to shareholders of record as of November 15, 2001. Future dividends will be determined by the Board of Directors of the Company in light of circumstances existing from time to time, including the Company's growth, financial condition and results of operations, the continued existence of the restrictions described below on the Bank's ability to pay dividends and other factors that the Board of Directors of the Company considers relevant. In addition, the Board of Directors of the Company may determine, from time to time, that it is prudent to pay special nonrecurring cash dividends in addition to or in lieu of regular cash dividends. Such special dividends will depend upon the financial performance of the Company and will take into account its capital position. No special dividend is presently contemplated.

Because the Company's principal operations are conducted through the Bank, the Company generates cash to pay dividends primarily through dividends paid to it by the Bank. Accordingly, any dividends paid by the Company will depend on the Bank's earnings, capital requirements, financial condition and other factors. Pursuant to the Georgia code, the Bank may pay dividends only when and if the Bank is not insolvent. In addition, dividends may not be declared or paid at any time when the Bank does not have combined paid-in capital and appropriated retained earnings equal to at least 20% of the Bank's capital stock. Moreover, dividends may not be paid by the Bank without the prior approval of the Georgia Banking Department, if the dividends are in excess of specified amounts fixed by the Georgia Banking Department.

# MANAGEMENT'S DISCUSSION AND ANALYSIS
# OF
# FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Company and Bank and should be read in conjunction with the Consolidated Financial Statementsand the notes thereto included elsewhere in this Report.

## The Company

Certain financial information for the Company and Bank consolidated, and solely the Bank as of and for the years ended December 31, 2002, 2001 and 2000 is presented below:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Total Assets | Net Income | Total Assets | Net Income | Total Assets | Net Income |
| | (Dollar amounts in thousands) | | | | | |
| Consolidated | $ 257,362 | $ 3,331 | $ 205,865 | $ 1,675 | $ 116,509 | $ 127 |
| Bank only | $ 257,251 | $ 3,494 | $ 205,797 | $ 1,748 | $ 116,485 | $ 157 |

During 2002, the Company funded operational costs through internally generated funds. The Company incurred approximately $261,000 in operational costs for the year ended December 31, 2002. The Company recorded an income tax benefit of $98,000, resulting in a net loss of $68,000 for 2002. The Company received revenue in the form of dividends from the Bank in 2002 in the amount of $95,000.

During 2001, the Company entered into an agreement with The Bankers Bank that provides the Company with a line of credit of up to $3 million, which bears interest at the prime rate minus 50 basis points and matures in January 2014. As of December 31, 2002 and 2001, the outstanding balance under the line of credit was $1 million. The $1 million drawn by the Company was invested in the Bank as additional paid in capital during 2001. The arrangement requires the Company and the Bank to comply with certain financial and other covenants. At December 31, 2002 the Company and the Bank were in compliance with all applicable covenants.

## The Bank

### Financial Condition and Results of Operations

<u>Year Ended December 31, 2002 Compared to Year Ended December 31, 2001</u>

For the year ended December 31, 2002, the Bank experienced an increase in both total assets and net income. Total assets increased 25.0% to $257,251,000 at December 31, 2002 from $205,797,000 at December 31, 2001. Net income increased 99.9% to $3,494,000 from $1,748,000 for the year ended December 31, 2001. Average total assets were $212,878,000 for 2002 compared to $158,586,000 for 2001, an increase of $54,292,000, or 34.2%. This increase in average assets is primarily the result of an increase in loans outstanding, which increased $44,869,000 or 34.5%, from $130,153,000 for 2001 to $175,022,000 for 2002. This increase in loans is a direct result of the Bank's expansion to new market areas through the opening of an additional full service banking location during 2002, growth in existing locations and the continued growth of the Mortgage

Division. Net loans held for investment increased from $113,039,000 at December 31, 2001 to $142,934,000 at December 31, 2002, a change of $29,895,000, or 26.4%. Commercial loans decreased $2,758,000, or 10.3%, from 2001. Real estate mortgage loans increased $25,644,000, or 47.7%, from 2001, and real estate construction loans increased $5,805,000, or 28.6%, from 2001. Installment and consumer loans increased $1,397,000, or 9.7%, from 2001. The decrease in the commercial loans is primarily the result of a softening in the demand for commercial loans. The increases in each of the other loan categories are the result of the Bank's continuing efforts to obtain these types of lending opportunities, and the opening of additional office locations of the Bank. Loans held for sale by the Bank increased from $58,736,000 in 2001 to $67,927,000 in 2002.

The allowance for loan losses was $2,436,000 at December 31, 2002 and was $2,187,000 at December 31, 2001. This represents an increase of $249,000, or 11.4%. The increase in the allowance is based on management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.14% at December 31, 2002 and was 1.26% at December 31, 2001. Substantially all loans held for sale originated by the Bank consist of well-secured single family residence mortgage loans and are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.68% at December 31, 2002, compared to 1.90% at December 31, 2001.

The asset growth of the Bank during 2002 was funded through deposit account growth resulting from the Bank's expansion to new market areas, through growth in existing locations, through short-term borrowings from correspondent banks, and from a line of credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2002 were $201,619,000, an increase of $51,996,000, or 34.8%, from $149,623,000 at December 31, 2001. Total other borrowings by the Bank were $35,745,000 at December 31, 2002, a decrease of $2,629,000, or 6.9%, from the balance of $38,374,000 at December 31, 2001.

The Bank's loan to deposit ratio was 105.8% at December 31, 2002 and 116.3% at December 31, 2001.

Interest income was $13,368,000 for the year ended December 31, 2002, compared to $11,588,000 for 2001. This represents an increase of $1,780,000, or 15.4%. This increase was primarily attributable to an increase in interest income from loans of $1,599,000 in 2002 which resulted from the Bank's continued increases in the loan portfolio. The volume increase was a result of the Bank's increases in loans due to the expansion of the Bank's market area through the opening of an additional location, loan growth in existing locations, and continued growth of the Bank's Mortgage Division. Growth in the Bank's Mortgage Division was also due to a declining interest rate environment for residential mortgage loans resulting in a greater number of refinancing transactions. Interest expense decreased $1,093,000, or 17.5%, from $6,265,000 for 2001 to $5,172,000 for 2002. This decrease resulted primarily from the declining rates for time deposits, but was partially offset by increases in all types of deposit accounts, and in funds purchased. The increase in deposit accounts was a result of the expansion of the Bank's market area through the opening of an additional location and growth in existing locations. The Bank focuses on obtaining growth in deposit accounts to effectively fund the Bank's loan growth. Non-interest bearing deposits increased $539,000 from 2001 to 2002. Net interest income for the year ended December 31, 2002 was $8,196,000, representing an increase of $2,873,000, or 54.0%, from $5,323,000 for the year ended December 31, 2001.

Noninterest income increased from $9,120,000 in 2001 to $10,397,000 in 2002, an increase of $1,277,000 or 14.0%. This increase is primarily due to the increase in the gain on sale of mortgage loans for 2002. This increase is a direct result of the Bank's continued growth of the Mortgage Division during 2002, and increased loan fees from refinancing transactions.

Noninterest expense increased from $10,678,000 in 2001 to $12,662,000 in 2002, an increase of $1,984,000, or 19.3%. The increase primarily resulted from increased personnel and occupancy costs resulting from the opening of an additional branch location and the significant expansion of the Mortgage Division in 2002.

Net income increased $1,746,000, or 99.9%, from $1,748,000 in 2001 to $3,494,000 in 2002 as a result of each of the above matters.

<u>2001 Compared to 2000</u>

For the year ended December 31, 2001, the Bank experienced an increase in both total assets and net income. Total assets increased 76.7% to $205,797,000 at December 31, 2001 from $116,485,000 at December 31, 2000. Net income increased 1,013.4% to $1,748,000 from $157,000 for the year ended December 31, 2000. Average total assets were $158,586,000 for 2001 compared to $91,986,000 for 2000, an increase of $66,600,000 or 72.4%. This increase in average assets is primarily the result of an increase in loans outstanding, which increased $62,051,000, or 91.1%, from $68,102,000 for 2000 to $130,153,000 for 2001. This increase in loans is a direct result of the Bank's expansion to new market areas through the opening of an additional full service banking location during 2001 and the continued growth of the Mortgage Division. Net loans held for investment increased from $71,987,000 at December 31, 2000 to $113,039,000 at December 31, 2001, a change of $41,052,000, or 57.0%. Commercial loans increased $2,281,000, or 9.3%, from 2000. Real estate mortgage loans increased $31,880,000, or 145.9%, from 2000, and real estate construction loans increased $2,644,000, or 15.1%, from 2000. Installment and consumer loans increased $5,188,000, or 56.1%, from 2000. These increases in each loan category are the result of the Bank's continuing efforts to obtain these types of lending opportunities, and the opening of additional office locations of the Bank. Loans held for sale by the Bank increased from $17,610,000 in 2000 to $58,736,000 in 2001.

The allowance for loan losses was $2,187,000 at December 31, 2001 and was $1,194,000 at December 31, 2000. This represents an increase of $993,000 or 83.2%. The increase in the allowance is based on management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.26% at December 31, 2001 and was 1.32% at December 31, 2000. Substantially all loans held for sale originated by the Bank consist of well-secured single family residence mortgage loans and are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.90% at December 31, 2001, compared to 1.63% at December 31, 2000.

The asset growth of the Bank during 2001 was funded through deposit account growth resulting from the Bank's expansion to new market areas, through short-term borrowings from correspondent banks, and from a line of credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2001 were $149,623,000, an increase of $64,135,000, or 75.0%, from $85,488,000 at December 31, 2000. Total other borrowings by the Bank were $38,374,000 at December 31, 2001, an increase of $18,580,000, or 93.9%, from the balance of $19,794,000 at December 31, 2000. This significant increase in borrowed funds is a result of the Bank's loan growth in new market areas and the Bank's utilization of borrowed funds to fund loans held-for-sale and construction lending by the Mortgage Division.

The Bank's loan to deposit ratio was 116.3% at December 31, 2001 and 106.2% at December 31, 2000.

Interest income was $11,588,000 for the year ended December 31, 2001, compared to $7,212,000 for 2000. This represents an increase of $4,376,000, or 60.7%. This increase was primarily attributable to an increase in interest income from loans of $5,653,000 in 2001. The volume increase was a result of the Bank's increase in loans due to the expansion of the Bank's market area through the opening of an additional location, loan growth in existing locations, and continued growth of the Bank's Mortgage Division. Growth in the Bank's Mortgage Division was also due to a declining interest rate environment for residential mortgage loans resulting in a greater number of refinancing transactions. Interest expense increased $2,600,000, or 70.9%, from $3,665,000 for 2000 to $6,265,000 for 2001. This increase resulted primarily from the effects of increases in all types of deposit accounts, and in funds purchased. In addition, the increase in volume was partially offset by a decrease in rates paid for time deposits. The increase in deposit accounts was a result of the expansion of the Bank's market area through the opening of an additional location and growth in existing locations. The Bank focuses on obtaining growth in deposit accounts to effectively fund the Bank's loan growth. The increase in funds purchased by the Bank reflects this growth in the Bank's loan portfolio. Non-interest bearing deposits increased $5,704,000 from 2000 to 2001. Net interest income for the year ended December 31, 2001 was $5,323,000, representing an increase of $1,776,000, or 50.0%, from $3,547,000 for the year ended December 31, 2000.

Noninterest income increased from $2,456,000 in 2000 to $9,120,000 in 2001, an increase of $6,664,000 or 271.3%. This increase is primarily due to the increase in the gain on sale of mortgage loans for 2001. This increase is a direct result of the Bank's continued development and expansion of the Mortgage Division during 2001, and increased loan fees from refinancing transactions.

Noninterest expense increased from $5,428,000 in 2000 to $10,678,000 in 2001, an increase of $5,250,000 or 96.7%. The increase primarily resulted from increased personnel and occupancy costs resulting from the opening of an additional location and the significant expansion of the Mortgage Division in 2001.

Net income increased $1,591,000, or 1,013.4%, from $157,000 in 2000 to $1,748,000 in 2001 as a result of each of the above matters.

### Liquidity and Interest Rate Sensitivity

Deposit levels and the associated timing and quantity of funds flowing into and out of a bank inherently involve a degree of uncertainty. In order to insure that a bank is capable of meeting depositors' demands for funds, the Bank must maintain adequate liquidity. Liquid assets, consisting primarily of cash and deposits due from other banks, federal funds sold and investment securities maturing within one year, provide the source of such funds. Insufficient liquidity may force a bank to engage in emergency measures to secure necessary funding. Because such measures may be quite costly, earnings will also suffer if excess liquidity is maintained. The Bank monitors its liquidity on a monthly basis and seeks to maintain it at an optimal level.

As of December 31, 2002, the Bank's liquidity ratio was 39.6% as compared to 22.8% at December 31, 2001. In addition to the liquid assets described above, the Bank has a reserve funding source in the form of federal funds lines of credit with The Bankers Bank and SunTrust Bank. Management is not aware of any demands, commitments or uncertainties, which could materially affect the Bank's liquidity position. However, should an unforeseen demand for funds arise, the Bank held readily marketable investment securities on December 31, 2002 with a market value of $27.3 million in its available-for-sale portfolio which would provide an additional source of liquidity.

Gap management is a conservative asset/liability strategy designed to maximize earnings over a complete interest rate cycle while reducing or minimizing the Bank's exposure to interest rate risk. Various assets and liabilities are termed to be "rate sensitive" when the interest rate can be replaced. By definition, the "gap" is the difference between rate sensitive assets and rate sensitive liabilities in a given time horizon. At December 31, 2002, the Bank was asset sensitive through three months, and liability sensitive through one year.

The following is an analysis of rate sensitive assets and liabilities as of December 31, 2002 (in thousands):

| | 0 - 3 mos. | 3 - 12 mos. | 1 - 5 years | 5 years or more | Total |
|---|---|---|---|---|---|
| Taxable securities | $ - | $ 818 | $ 10,030 | $ 15,508 | $ 26,356 |
| Tax-exempt securities | - | - | - | 990 | 990 |
| Federal funds sold | 507 | - | - | - | 507 |
| Loans | 131,134 | 8,394 | 62,617 | 11,152 | 213,297 |
| Total rate sensitive assets | 131,641 | 9,212 | 72,647 | 27,650 | 241,150 |
| NOW and money market deposits | 34,368 | - | - | - | 34,368 |
| Savings deposits | 30,763 | - | - | - | 30,763 |
| Time deposits | 20,826 | 73,120 | 18,356 | 1,674 | 113,976 |
| Total rate sensitive deposits | 85,957 | 73,120 | 18,356 | 1,674 | 179,107 |
| Borrowed funds | 35,725 | - | 20 | - | 35,745 |
| Total rate sensitive liabilities | 121,682 | 73,120 | 18,376 | 1,674 | 214,852 |
| Excess of rate sensitive assets less rate sensitive liabilities | 9,959 | (63,908) | 54,271 | 25,976 | 26,298 |
| Cumulative ratio of rate sensitive assets to liabilities | 108% | 72% | 100% | 112% | |
| Cumulative gap | 9,959 | (53,949) | 322 | 26,298 | |

**Capital Resources**

The equity capital of the Company totaled $16,895,000 at December 31, 2002. The Company was formed in 1997 as a holding company of the subsidiary bank. In effecting the transaction of establishing the holding company, the Company acquired 100% of the issued and outstanding shares of stock of the Bank and in exchange issued each stockholder a pro rata number of shares of stock of the Company so each stockholder's ownership of the Company was consistent with the previous ownership of the Bank. The transaction has been accounted for in accordance with generally accepted accounting principles in a manner similar to a pooling of interests in which all prior periods presented in the Company's consolidated financial statements have been restated to give effect to the transaction as if it occurred at the beginning of the earliest period presented.

The equity capital of the Bank totaled $17,761,000 at December 31, 2002, an increase of $3,637,000, or 25.8%, from equity capital of $14,124,000 at December 31, 2001. The increase in equity capital was attributed to the Bank's net income of $3.49 million, an increase of $238,000 in the Bank's unrealized loss on available-for-sale securities, which under Statement of Financial Accounting Standard No. 115, is recognized in the available-for-sale portion of the bond portfolio by making adjustments to the equity capital account, and was decreased by a dividend paid to the Company. of $95,000.

Management believes that the Bank's capitalization is adequate to sustain growth experienced in 2002. The following table sets forth the applicable required capital ratios for the Company and the Bank and the actual capital ratios for the Company and the Bank as of December 31, 2002:

| **Bank** | December 31, 2002 | Minimum Regulatory Requirement |
|---|---|---|
| Tier 1 Capital ratio | 9.15% | 4.0% |
| Total risk-based capital ratio | 10.39% | 8.0% |
| Leverage ratio | 7.17% | 4.0% |
| **Company – Consolidated** | | |
| Tier 1 Capital ratio | 8.68% | 4.0% |
| Total risk-based capital ratio | 9.93% | 8.0% |
| Leverage ratio | 6.81% | 4.0% |

The above ratios indicate that the capital position of the Company and the Bank are sound and that the Company is well positioned for future growth.

There are no commitments of capital resources known to management which would have a material impact on the Bank's capital position.

## Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this Annual Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, and are made on the basis of management's plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company's financial performance and could cause actual results for fiscal 2003 and beyond to differ materially from those expressed or implied in such forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

# INDEX
# TO
# FINANCIAL STATEMENTS

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

## Report of Independent Certified Public Accountants

The Board of Directors
Georgia-Carolina Bancshares, Inc.
Augusta, Georgia

We have audited the accompanying consolidated statements of financial condition of Georgia-Carolina Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Georgia-Carolina Bancshares, Inc. as of December 31, 2002 and 2001, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Augusta, Georgia
March 12, 2003

GEORGIA★CAROLINA
Bancshares, Inc.

# CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
## December 31, 2002 and 2001
*(dollars in thousands, except per share amounts)*

## ASSETS

| | 2002 | 2001 |
|---|---|---|
| Cash and due from bank | $ 7,520 | $ 3,316 |
| Federal funds sold | 507 | 402 |
| Securities available-for-sale | 27,346 | 19,509 |
| Loans, net of allowance for loan losses | 142,934 | 113,039 |
| Loans held for sale | 67,927 | 58,736 |
| Bank premises and fixed assets | 7,171 | 6,991 |
| Accrued interest receivable | 1,245 | 1,092 |
| Foreclosed real estate, net of allowance | 305 | 383 |
| Deferred tax asset, net | 449 | 401 |
| Federal Home Loan Bank Stock | 1,570 | 1,606 |
| Other assets | 388 | 390 |
| **Total assets** | $ 257,362 | $ 205,865 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | 2002 | 2001 |
|---|---|---|
| **Deposits:** | | |
| Non-interest bearing | $ 22,512 | $ 21,973 |
| Interest-bearing: | | |
| NOW accounts | 22,703 | 11,426 |
| Savings | 30,763 | 11,586 |
| Money market accounts | 11,665 | 12,818 |
| Time deposits of $100,000, and over | 48,709 | 42,848 |
| Other time deposits | 65,267 | 48,972 |
| Total deposits | 201,619 | 149,623 |
| Other liabilities, borrowings and retail agreements | 38,848 | 43,042 |
| **Total liabilities** | 240,467 | 192,665 |
| Commitments and contingent liabilities | | |
| **Shareholders' equity** | | |
| Preferred stock, par value $.001; 1,000,000 shares authorized; none issued | - | - |
| Common stock, par value $.001; 9,000,000 shares authorized; 1,307,790 and 1,127,214 shares issued and outstanding | 1 | 1 |
| Additional paid-in capital | 13,294 | 10,267 |
| Retained earnings | 3,196 | 2,766 |
| Accumulated other comprehensive income | 404 | 166 |
| Total shareholders' equity | 16,895 | 13,200 |
| **Total liabilities and shareholder's equity** | $ 257,362 | $ 205,865 |

The accompanying notes are an integral part of these financial statements.

GEORGIA★CAROLINA Bancshares, Inc.

# CONSOLIDATED STATEMENTS OF INCOME

## Years Ended December 31, 2002 and 2001 and 2000

*(dollars in thousands, except per share amounts)*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Interest income** | | | |
| Interest and fees on loans | $ 12,063 | $ 10,464 | $ 6,203 |
| Interest on taxable securities | 1,289 | 1,106 | 817 |
| Interest on nontaxable securities | 7 | - | 25 |
| Interest on Federal funds sold | 9 | 18 | 167 |
| **Total interest income** | 13,368 | 11,588 | 7,212 |
| **Interest expense** | | | |
| Interest on time deposits of $100,000 or more | 1,595 | 1,783 | 596 |
| Interest on other deposits | 3,145 | 3,496 | 2,466 |
| Interest on funds purchased and other borrowings | 432 | 986 | 603 |
| **Total interest expense** | 5,172 | 6,265 | 3,665 |
| **Net interest income** | 8,196 | 5,323 | 3,547 |
| **Provision for loan losses** | 451 | 1,106 | 361 |
| **Net interest income after provision for loan losses** | 7,745 | 4,217 | 3,186 |
| **Noninterest income** | | | |
| Service charges on deposits | 564 | 480 | 330 |
| Other income | 14 | 170 | - |
| Gain on sale of mortgage loans | 9,819 | 8,470 | 2,126 |
| | 10,397 | 9,120 | 2,456 |
| **Noninterest expense** | | | |
| Salaries and employee benefits | 8,502 | 7,246 | 3,404 |
| Occupancy expenses | 1,016 | 926 | 595 |
| Other expenses | 3,361 | 2,622 | 1,470 |
| | 12,879 | 10,794 | 5,469 |
| **Income before income taxes** | 5,263 | 2,543 | 173 |
| **Income tax expense** | 1,932 | 868 | 46 |
| **Net income** | $ 3,331 | $ 1,675 | $ 127 |
| **Earnings per share** | | | |
| Basic | $ 2.56 | $ 1.29 | $ .10 |
| Diluted | $ 2.37 | $ 1.22 | $ .09 |

The accompanying notes are an integral part of these financial statements.

GEORGIA ★ CAROLINA Bancshares, Inc.

# CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
## Years Ended December 31, 2002, 2001, and 2000
*(dollars in thousands, except per share amounts)*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Net income** | $ 3,331 | $ 1,675 | $ 127 |
| Unrealized holding gains arising during period less reclassification adjustment for gains and losses included in net income, net of tax | 238 | 259 | 217 |
| **Comprehensive income** | $ 3,569 | $ 1,934 | $ 344 |

The accompanying notes are an integral part of these financial statements.

GEORGIA ★ CAROLINA
Bancshares, Inc.

# CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
## Years Ended December 31, 2002, 2001, and 2000
*(dollars in thousands, except per share amounts)*

| | Common Stock Shares | Common Stock Par Value | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| **Balance, December 31, 1999** | 931,750 | $ 1 | $ 10,188 | $ 964 | $ (310) | $ 10,843 |
| Net income | - | - | - | 127 | - | 127 |
| Change in unrealized gain on securities available-for-sale, net of deferred taxes | - | - | - | - | 217 | 217 |
| Proceeds from exercise of stock options | 4,000 | - | 40 | - | - | 40 |
| **Balance, December 31, 2000** | 935,750 | 1 | 10,228 | 1,091 | (93) | 11,227 |
| Net income | - | - | - | 1,675 | - | 1,675 |
| Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes | - | - | - | - | 259 | 259 |
| Stock split effected in the form of a stock dividend | 187,387 | - | - | - | - | - |
| Issuance of stock for compensation | 4,077 | - | 39 | - | - | 39 |
| **Balance, December 31, 2001** | 1,127,214 | 1 | 10,267 | 2,766 | 166 | 13,200 |
| Net income | - | - | - | 3,331 | - | 3,331 |
| Change in unrealized gain on securities available-for-sale, net of deferred taxes | - | - | - | - | 238 | 238 |
| Stock dividend | 170,523 | - | 2,901 | (2,901) | - | - |
| Proceeds from exercise of stock options | 4,000 | - | 44 | - | - | 44 |
| Issuance of stock for compensation | 6,053 | - | 82 | - | - | 82 |
| **Balance, December 31, 2002** | 1,307,790 | $ 1 | $ 13,294 | $ 3,196 | $ 404 | $ 16,895 |

The accompanying notes are an integral part of these financial statements.

GEORGIA★CAROLINA Bancshares, Inc.

# CONSOLIDATED STATEMENTS OF CASH FLOWS
## Years Ended December 31, 2002, 2001, and 2000
*(dollars in thousands, except per share amounts)*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income | $ 3,331 | $ 1,675 | $ 127 |
| Adjustments to reconcile net income to net cash Used in operating activities: | | | |
| Depreciation and amortization | 443 | 388 | 278 |
| Provision for loan losses | 451 | 1,106 | 361 |
| Stock compensation | 82 | 39 | - |
| Deferred income tax | (210) | (332) | 40 |
| Net originations, proceeds and gain on loans originated for sale | (9,191) | (41,126) | (17,610) |
| (Increase) in accrued interest receivable | (153) | (496) | (188) |
| (Decrease) increase in accrued interest payable | (883) | 1,151 | 652 |
| Net change in other assets and liabilities | (532) | 1,287 | (60) |
| **Net cash used in operating activities** | (6,662) | (36,308) | (16,400) |
| **Cash flows from investing activities** | | | |
| (Increase) decrease in Federal funds sold | (105) | (402) | 17,010 |
| Loan originations and collections, net | (31,002) | (42,169) | (37,738) |
| Purchases of available-for-sale securities | (14,988) | (16,540) | (2,746) |
| Proceeds from maturities, sales, and calls of available-for-sale securities | 7,587 | 10,137 | 1,191 |
| Proceeds from sale of foreclosed real estate | 741 | 100 | - |
| Net additions to premises and equipment | (778) | (1,819) | (1,781) |
| **Net cash used in investing activities** | (38,545) | (50,693) | (24,064) |
| **Cash flows from financing activities** | | | |
| Net increase in deposits and funds purchased | 49,367 | 84,795 | 42,675 |
| Proceeds from stock options exercised | 44 | - | 40 |
| **Net cash provided by financing activities** | 49,411 | 84,795 | 42,715 |
| **Net increase (decrease) in cash and due from banks** | 4,204 | (2,206) | 2,251 |
| **Cash and due from banks at beginning of year** | 3,316 | 5,522 | 3,271 |
| **Cash and due from banks at end of year** | $ 7,520 | $ 3,316 | $ 5,522 |

The accompanying notes are an integral part of these financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
## Notes December 31, 2002 and 2001

### Note 1 – Nature of business and significant accounting policies

#### Nature of business

Georgia-Carolina Bancshares, Inc. (the "Company") is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, First Bank of Georgia (the "Bank"). The Bank is engaged in community banking activities through its locations in Thomson and Augusta, Georgia, and the surrounding area. Most of the Bank's loans and loan commitments have been granted to customers in the Columbia, Richmond, and McDuffie County, Georgia areas. Many of the Bank's loan customers are also depositors of the Bank. The Bank has established a mortgage division that operates as First Bank Mortgage. This division currently has locations in Augusta and Savannah, Georgia and Jacksonville, Florida. The division originates residential real estate mortgage loans and provides financing to residential construction and development companies. Substantially all residential mortgage loans originated by the division are sold in the secondary market.

The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.

#### Significant accounting policies

**Basis of presentation** - The consolidated financial statements include the accounts of the Company and its subsidiary Bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

**Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Significant group concentrations of credit risk** – A substantial portion of the Bank's loan portfolio is to customers in the Thomson and Augusta, Georgia market areas. The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around these areas.

**Cash and due from banks** - For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia. Balances generally exceed insured amounts.

## Note 1 – Nature of business and significant accounting policies *(continued)*

**Investment securities** - The Bank's investments in securities are classified and accounted for as follows:

Securities available-for-sale - Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.

Securities held-to-maturity - Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

The Bank has not classified any securities as trading.

Gains and losses on the sale of securities are determined using the specific-identification method. Dividends and interest income are recognized when earned. A decline in fair value of individual available-for-sale or held-to-maturity securities below cost that is deemed other than temporary results in write-downs of individual securities to their fair value.

**Loans and allowance for loan losses** - Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest, except for unearned interest on discounted loans which is recognized as income over the term of the loan using a method that approximates a level yield.

Loans originated and intended for sale in the secondary market are stated at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. As the mortgage loans originated are individually pre-approved by the secondary market investors, the Bank is subject to minimal interest rate and credit risk on these loans as the Bank only holds the loans temporarily as funding is completed.

Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.

The accrual of interest on impaired loans is discontinued when, in management's judgment, the borrower may be unable to meet payments as due. Management applies this criteria to all loans identified for evaluation except for smaller-balance homogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management of the Bank evaluates the borrower's ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.

**Note 1 – Nature of business and significant accounting policies** *(continued)*

Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off, and then as interest income.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan. Loan origination fees and direct loan origination costs on loans held for sale are deferred and recognized at the time the loan is sold.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of certain specific loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

**Foreclosed real estate** - Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the property less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Foreclosed real estate is reported net of allowance for losses in the consolidated financial statements.

**Bank premises and equipment** - Premises and equipment are stated at cost less accumulated depreciation, computed by straight-line and declining balance methods over the estimated useful lives of the assets, which range from three to forty years.

**Income taxes** - Provisions for income taxes are based on amounts reported in the statements of income after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

**Earnings per share** - Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". This Statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. The Company's outstanding stock options are the primary cause of the Company's diluted earnings per share.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - *(continued)*
## Notes December 31, 2002 and 2001

**Note 1 – Nature of business and significant accounting policies** *(continued)*

**Fair value of financial instruments** - The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.

*Cash and due from banks, Federal funds sold and interest-bearing deposits in banks* - Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.

*Available-for-sale and held-to-maturity securities* - Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.

*Loans* - Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality.

*Deposit liabilities, other borrowings and retail agreements* - Due to the short-term nature of demand and savings accounts and retail agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates.

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments are the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a distinguishable fair value and no fair value has been assigned to these instruments.

**Comprehensive income** - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are components of comprehensive income.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - *(continued)*
## December 31, 2002 and 2001

### Note 1 – Nature of business and significant accounting policies *(continued)*

**Stock-based compensation** – The Company accounts for stock-based compensation utilizing the intrinsic value method. See Note 10 for additional information regarding the Company's stock-based compensation plan. Presented below is certain actual financial information of the Company with comparative proforma information determined as if the Company had accounted for the stock-based compensation utilizing the fair-value method (in thousands, except per share amounts).

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income as reported | $ 3,331 | $ 1,675 | $ 127 |
| Earnings per share as reported | | | |
| Basic: | $ 2.56 | $ 1.29 | $ .10 |
| Diluted: | $ 2.37 | $ 1.22 | $ .09 |
| Stock-based employee compensation cost included in net income as reported | $ - | $ - | $ - |
| Stock-based employee compensation cost based on fair-value method | $ 157 | $ 118 | $ 8 |
| Proforma net income including stock-based compensation cost based on fair-value method | $ 3,174 | $ 1,557 | $ 119 |
| Proforma earnings per share including stock-based compensation cost based on fair-value method | | | |
| Basic: | $ 2.44 | $ 1.20 | $ .09 |
| Diluted: | $ 2.26 | $ 1.13 | $ .09 |

**New accounting pronouncements** - In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which established accounting standards for derivative instruments. This Statement and subsequent amendments to the Statement were adopted by the Company for the year ended December 31, 2001. The adoption of this Statement did not have a significant impact on the Company's financial reporting or operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". No. 141 addresses financial reporting for business combinations by specifying that all combinations are to be accounted for by using the purchase method. No. 142 addresses reporting for acquired goodwill and other intangible assets, but not those acquired in a business combination. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002 and determined that the provisions of No. 142 do not have an impact on the financial position of the Company and results of operations for the year ended 2002.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - *(continued)*
## December 31, 2002 and 2001

### Note 1 – Nature of business and significant accounting policies *(continued)*

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions", which amended SFAS No. 72, and No. 144 and FASB Interpretation No.9 to apply the purchase method of accounting for acquisitions of all or parts of a financial institution. The provisions of this Statement were adopted by the Company as of October 1, 2002 and the Company determined that this Statement did not have a significant impact on the Company's financial reporting or operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure", which provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation. The provisions of SFAS No. 148 as adopted by the Company did not have a significant impact on the Company's financial reporting or operations.

**Reclassifications** – Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform with the 2002 presentation.

### Note 2 – Investment securities

The amortized cost and fair value amounts of securities owned as of December 31, are shown below:

| | 2002 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | (In Thousands) | | | |
| Available-for-sale securities: | | | | |
| U.S. Government and agency | $ 13,093 | $ 334 | $ - | $ 13,427 |
| Mortgage-backed | 10,558 | 198 | - | 10,756 |
| Corporate obligations | 2,044 | 129 | - | 2,173 |
| State and municipal | 999 | - | (9) | 990 |
| | $ 26,694 | $ 661 | $ (9) | $ 27,346 |

| | 2001 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | (In Thousands) | | | |
| Available-for-sale securities: | | | | |
| U.S. Government and agency | $ 8,239 | $ 146 | $ (9) | $ 8,376 |
| Mortgage-backed | 8,961 | 82 | (29) | 9,014 |
| Corporate obligations | 2,057 | 62 | - | 2,119 |
| | $ 19,257 | $ 290 | $ (38) | $ 19,509 |

The amortized cost and fair value of securities as of December 31, 2002, by contractual maturity, are as follows. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without penalty, therefore these securities are not included in the maturity categories in the following maturity summary.

**Note 2 – Investment securities** *(continued)*

| | Securities Available-for-Sale | |
|---|---|---|
| | Amortized Cost | Fair Value |
| | (In Thousands) | |
| One year or less | $ 750 | $ 768 |
| After one year through five years | 5,237 | 5,450 |
| After five years through ten years | 9,150 | 9,379 |
| After ten years | 999 | 993 |
| Mortgage backed securities | 10,558 | 10,756 |
| | $ 26,694 | $ 27,346 |

Securities with a carrying amount of approximately $16.1 million and $15.9 million at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes.

There were no material net realized gains (losses) on sales of securities during 2002, 2001, or 2000.

**Note 3 – Loans**

The composition of loans is summarized as follows:

| | December 31 | |
|---|---|---|
| | 2002 | 2001 |
| | (In Thousands) | |
| Commercial and industrial | $ 24,105 | $ 26,863 |
| Real estate - construction | 26,117 | 20,312 |
| Real estate - mortgage | 79,374 | 53,730 |
| Consumer | 15,832 | 14,435 |
| | 145,428 | 115,340 |
| Unearned income | (58) | (114) |
| | 145,370 | 115,226 |
| Allowance for loan losses | (2,436) | (2,187) |
| Loans, net | $ 142,934 | $ 113,039 |

**Note 3 – Loans** *(continued)*

Changes in the allowance for loan losses were as follows:

| | December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In Thousands) | |
| Balance, beginning of year | $ 2,187 | $ 1,194 | $ 1,000 |
| Provision charged to operations | 451 | 1,106 | 361 |
| Recoveries | 11 | 11 | 53 |
| Loans charged off | (213) | (124) | (220) |
| Balance, end of year | $ 2,436 | $ 2,187 | $ 1,194 |

Loans for which the accrual of interest had been discontinued or reduced amounted to approximately $597,000 and $302,000 at December 31, 2002 and 2001, respectively. There was no significant reduction in interest income associated with non-accrual and renegotiated loans. There were no loans identified as impaired under SFAS 114 at December 31, 2002 or 2001.

At December 31, 2002, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of $910,000. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for 2002 and 2001:

| | December 31 | |
|---|---|---|
| | 2002 | 2001 |
| | (In Thousands) | |
| Balance, beginning of year | $ 490 | $ 759 |
| Advances | 764 | 152 |
| Repayments | 344 | 421 |
| Balance, end of year | $ 910 | $ 490 |

**Note 4 – Foreclosed real estate**

A summary of foreclosed real estate is as follows:

| | December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In Thousands) | |
| Carrying amount of property | $ 305 | $ 383 | $ 483 |
| Less: valuation allowance | - | - | - |
| | $ 305 | $ 383 | $ 483 |

The provision charged to income, net of recoveries and charge offs, amounted to approximately $0 for each of the years presented.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - *(continued)*
## December 31, 2002 and 2001

### Note 5 – Bank premises and equipment

Bank premises and equipment consists of the following:

| | December 31 | |
|---|---|---|
| | 2002 | 2001 |
| | (In Thousands) | |
| Land | $ 3,092 | $ 2,898 |
| Building and improvements | 3,305 | 3,241 |
| Equipment, furniture and fixtures | 2,629 | 2,333 |
| Construction in progress | 58 | 361 |
| Total cost | 9,084 | 8,833 |
| Less accumulated depreciation | (1,913) | (1,842) |
| Premises and equipment, net | $ 7,171 | $ 6,991 |

Depreciation expense for the years ended December 31, 2002, 2001, and 2000 was approximately $443,000, $388,000, and $278,000, respectively.

### Note 6 – Deposits

At December 31, 2002, the scheduled maturities of time deposit liabilities were as follows:

| | (In thousands) |
|---|---|
| 2003 | 93,946 |
| 2004 | 12,784 |
| 2005 | 4,707 |
| 2006 | 555 |
| 2007 and thereafter | 1,984 |
| | $ 113,976 |

To manage the Bank's funding capabilities the Bank may also enter into retail deposit agreements with customers and may obtain short-term funding from other institutions. Retail deposit agreements with customers are generally secured by investment securities owned by the Bank. Retail agreements are established at prevailing market rates. Short-term funding from other institutions is generally overnight funding at current market rates.

### Note 7 – Federal Home Loan Bank advances

The Bank had available at December 31, 2002 and 2001, a warehouse line of credit through the Federal Home Loan Bank of Atlanta (FHLB) that provided the availability of up to $45 million in advances to the Bank. As of December 31, 2002 and 2001, the Bank had outstanding advances on this warehouse line of approximately $33.5 million and $33.6 million, respectively. The advances are collateralized by Bank loans held-for-sale. The outstanding balances consist of individual advances with separate maturity periods of thirty-one days from date of issuance. The weighted average interest rates on the outstanding advances were 1.80% and 2.08% as of December 31, 2002 and 2001, respectively. Maturity dates for the outstanding advances as of December 31, 2002 ranged from January 23 through January 31, 2003.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - *(continued)*
## December 31, 2002 and 2001

### Note 8 – Line of Credit

The Company has a line of credit with a financial institution providing the Company the ability to draw $3 million at current market rates. The line matures January 2014. The balance drawn by the Company at December 31, 2002 was $1 million. The arrangement provides for the Company and Bank to comply with financial covenants related to capital levels, the allowance for loan losses, dividend payments and other financial matters. At December 31, 2002 the Company was in compliance with these covenants.

### Note 9 – Employee benefit plan

The Bank has a 401(k) salary-deferred plan covering substantially all employees. At the discretion of the Bank's Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees. Matching amounts are funded by the Bank as accrued. Total deferred and matching amounts are limited to amounts that can be deducted for Federal income tax purposes. The Bank's matching contributions were approximately $102,000, $58,000 and $15,000, respectively, for each of the years in the three year period ended December 31, 2002.

### Note 10 – Shareholders' equity and regulatory requirements

The primary source of funds available to the Company is the payment of dividends by the subsidiary Bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that as of December 31, 2002, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

**Note 10 – Shareholders' equity and regulatory requirements (continued)**

The Bank's actual capital amounts and ratios are also presented in the table.

| | Actual | | Required For Capital Adequacy Purposes | | Required to be Well-Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (In thousands, except percentages) | | | | | |
| **As of December 31, 2002** | | | | | | |
| Total capital (to Risk Weighted Assets) | | | | | | |
| Bank | $ 19,729 | 10.39% | $ 15,184 | 8.0% | $ 18,980 | 10.0% |
| Consolidated | $ 18,866 | 9.93% | $ 15,184 | 8.0% | $ - | - |
| Tier 1 capital (to Risk Weighted Assets) | | | | | | |
| Bank | $ 17,356 | 9.15% | $ 7,592 | 4.0% | $ 11,388 | 6.0% |
| Consolidated | $ 16,491 | 8.68% | $ 7,592 | 4.0% | $ - | - |
| Tier 1 leverage (to Average Assets) | | | | | | |
| Bank | $ 17,356 | 7.17% | $ 9,687 | 4.0% | $ 12,109 | 5.0% |
| Consolidated | $ 16,491 | 6.81% | $ 9,687 | 4.0% | $ - | - |

| | Actual | | Required For Capital Adequacy Purposes | | Required to be Well-Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (In thousands, except percentages) | | | | | |
| **As of December 31, 2001** | | | | | | |
| Total capital (to Risk Weighted Assets) | | | | | | |
| Bank | $ 15,886 | 10.32% | $ 12,318 | 8.0% | $ 15,398 | 10.0% |
| Consolidated | $ 14,962 | 9.72% | $ 12,318 | 8.0% | $ - | - |
| Tier 1 capital (to Risk Weighted Assets) | | | | | | |
| Bank | $ 13,958 | 9.06% | $ 6,159 | 4.0% | $ 9,239 | 6.0% |
| Consolidated | $ 13,034 | 8.47% | $ 6,159 | 4.0% | $ - | - |
| Tier 1 leverage (to Average Assets) | | | | | | |
| Bank | $ 13,958 | 7.54% | $ 7,409 | 4.0% | $ 9,260 | 5.0% |
| Consolidated | $ 13,034 | 7.04% | $ 7,409 | 4.0% | $ - | - |

In 2001 the Company paid a 20% stock dividend in the form of a six-for-five split of the common stock. As a result, approximately $187 ($0.001 par for each share issued pursuant to the split) was transferred from retained earnings to the common stock. Cash was paid in lieu of fractional shares.

## Note 10 – Shareholders' equity and regulatory requirements *(continued)*

In 2002, the Company paid a 15% stock dividend. As a result, approximately $170 ($0.001 par for each share issued pursuant to the dividend) was transferred from retained earnings to common stock. Additionally, approximately $2.9 million was transferred from retained earnings to additional paid in capital based on the issuance price of the dividend of $17 per share. Cash was paid in lieu of fractional shares.

During 1997 the Company adopted the 1997 Stock Option Plan (the "Plan") for eligible directors, officers and key employees of the Company and subsidiary bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares which may be reserved and made available-for-sale under the Plan is 138,000 shares, as adjusted for the Company's six-for-five split of the common stock and the 15% stock dividend.

The Plan provides for the grant of both incentive and nonqualified stock options on the Company's common stock. The Stock Option Committee of the Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements and the number of shares covered by each option, subject to the approval of the Company's Board of Directors.

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation", the Company has elected to account for the Plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

Presentation of pro forma information regarding net income and earnings per share is presented in Note 1 to the financial statements, and has been determined as if the Company had accounted for the Plan under the fair value method of that Statement. The fair value for these options was estimated, for each of the years presented, at the date of grant using an option pricing model which included the following assumptions:

| | |
|---|---|
| Dividend yield | 1.0% |
| Volatility | 10.0% |
| Risk-free rate | 6.5% |

In addition, the model assumed that each option was exercised in the initial year of vesting.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the option's vesting period. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the model does not necessarily provide a reliable single measure of the fair value of options.

Vesting requirements are determined by the Board of Directors at the time options are granted, and generally provide for vesting over a four-year period. The Plan provides that vesting periods may not exceed ten years.

**Note 10 – Shareholders' equity and regulatory requirements** *(continued)*

A summary of the Company's stock option activity, and related information, for the years ended December 31, 2002, 2001 and 2000 follows. Exercise price per share information is based on weighted averages.

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Options | Exercise Price Per Share | Options | Exercise Price Per Share | Options | Exercise Price Per Share |
| Outstanding – beginning of year | 76,520 | $ 9.09 | 55,075 | $ 9.29 | 35,755 | $ 9.68 |
| Granted | 25,237 | 13.98 | 21,445 | 8.57 | 19,320 | 8.62 |
| Expired | - | - | - | - | - | - |
| Outstanding – end of year | 101,757 | $ 10.30 | 76,520 | $ 9.09 | 55,075 | $ 9.29 |

Stock options exercisable and the weighted-average exercise price at December 31, 2002, 2001 and 2000 follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Options | 59,813 | 35,243 | 15,011 |
| Weighted-average exercise price | $ 9.55 | $ 9.50 | $ 11.25 |

The estimated weighted-average fair value of options granted during the years ended December 31 are as follows (per option):

| | |
|---|---|
| 2002 | $1.62 |
| 2001 | $1.46 |
| 2000 | $0.81 |

At December 31, 2002, options outstanding have exercise prices that range from $8.33 per share to $17.05 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2002 was 48 months.

At December 31, 2002, options to purchase 4,000 shares of the Company's common stock were outstanding from options granted prior to the 1997 Stock Option Plan. The options are non-transferable and have an exercise price of twelve dollars per share and expire during the year 2003. Four thousand options were exercised during the year ended December 31, 2002. No additional shares are available to be granted under this arrangement. None of the options outstanding under this arrangement are owned by employees or directors of the Company.

Following is a reconciliation of the income amounts and common stock amounts utilized in computing the Company's earnings per share for each of the following years ended December 31. Share amounts are weighted average amounts.

**Note 10 – Shareholders' equity and regulatory requirements (continued)**

| | 2002 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share |
| | (Dollars in thousands, except per share) | | |
| **Basic EPS** | | | |
| Income available to common stockholders | $ 3,331 | 1,301,465 | $ 2.56 |
| **Effect of stock options outstanding** | - | 105,757 | 0.19 |
| **Diluted EPS** | | | |
| Income available to common stockholders plus conversions | $ 3,331 | 1,407,222 | $ 2.37 |

| | 2001 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share |
| | (Dollars in thousands, except per share) | | |
| **Basic EPS** | | | |
| Income available to common stockholders | $ 1,675 | 1,294,011 | $ 1.29 |
| **Effect of stock options outstanding** | - | 84,520 | 0.07 |
| **Diluted EPS** | | | |
| Income available to common stockholders plus conversions | $ 1,675 | 1,378,531 | $ 1.22 |

| | 2000 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share |
| | (Dollars in thousands, except per share) | | |
| **Basic EPS** | | | |
| Income available to common stockholders | $ 127 | 1,285,185 | $ 0.10 |
| **Effect of stock options outstanding** | - | 67,075 | 0.01 |
| **Diluted EPS** | | | |
| Income available to common stockholders plus conversions | $ 127 | 1,352,890 | $ 0.09 |

Previously reported earnings per share amounts have been restated to reflect the effects of the 2001 stock split and the 2002 stock dividend.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - *(continued)*
## December 31, 2002 and 2001

### Note 11 – Income taxes

The total income taxes in the statements of income for the years ended December 31, were as follows (in thousands):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current tax | $ 2,044 | $ 1,237 | $ 6 |
| Deferred tax (benefit) | (112) | 369) | 40 |
| | $ 1,932 | $ 868 | $ 46 |

The Bank's provision for income taxes differs from the amounts computed by applying the Federal and state income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Statutory rates | 38.0% | 38.0% | 38.0% |
| Tax exempt income | - | - | (5.5) |
| Nondeductible interest | - | - | 0.7 |
| Other, including effect of graduated rate brackets | (1.3) | (4.0) | (6.5) |
| | 36.7% | 34.0% | 26.7% |

The primary components of deferred income taxes at December 31, were as follows:

| | 2002 | 2001 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets | | |
| Allowance for loan losses | $ 856 | $ 523 |
| Deferred income tax assets | 856 | 523 |
| Deferred tax liabilities | | |
| Depreciation | 159 | 37 |
| Unrealized gain on securities available-for-sale | 248 | 85 |
| Deferred income tax liabilities | 407 | 122 |
| Net deferred income tax assets | $ 449 | $ 401 |

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - *(continued)*
## December 31, 2002 and 2001

### Note 12 – Commitments and contingencies

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.

Following is an analysis of significant off-balance sheet financial instruments:

| | 2002 | 2001 |
|---|---|---|
| | (In thousands) | |
| Commitments to extend credit | $ 34,748 | $ 28,309 |
| Standby letters of credit | 141 | 606 |
| | $ 34,889 | $ 28,915 |

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank's credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment and personal property.

The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, there are no present matters in which the outcome will have a material adverse effect on the financial statements.

### Note 13 – Supplemental consolidated cash flow information

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | | (Dollars in thousands) | |
| Income taxes paid | $ 2,945 | $ - | $ 85 |
| Interest paid | $ 6,013 | $ 5,444 | $ 3,014 |

GEORGIA ★ CAROLINA
Bancshares, Inc.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - *(continued)*
## December 31, 2002 and 2001

### Note 14 - Fair value of financial instruments

The estimated fair values of the Bank's financial instruments, for those instruments for which the Bank's management believes estimated fair value does not by nature approximate the instruments' carrying amount, were as follows at December 31, 2002 and 2001 (in millions):

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Loans and loans held for sale, net | $213.3 | $214.9 | $ 173.9 | $ 174.1 |
| Certificates of deposit | $113.9 | $113.8 | $ 91.8 | $ 91.6 |

Estimated fair value information of investment securities is presented in Note 2 of the financial statements.

### Note 15 - Other expenses

Other non-interest expenses were as follows:

| | December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (Dollars in thousands) | | |
| Data processing | $ 503 | $ 362 | $ 236 |
| Legal and accounting | 209 | 140 | 87 |
| Printing and supplies | 354 | 360 | 154 |
| Advertising | 301 | 275 | 105 |
| Telephone | 160 | 167 | 95 |
| Outside services | 218 | 338 | 96 |
| Other | 1,616 | 980 | 697 |
| | $ 3,361 | $ 2,622 | $ 1,470 |

### Note 16 – Comprehensive Income

The components of other comprehensive income and related tax effects for each of the years ended December 31, were as follows (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Unrealized holding gains on available-for-sale securities | $ 400 | $ 392 | $ 333 |
| Tax effect | (162) | (133) | (116) |
| Net of tax amount | $ 238 | $ 259 | $ 217 |

**Note 17 - Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only)**

**Condensed Balance Sheet
December 31, 2002 and 2001
(dollars in thousands)**

| | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Cash | $ 25 | $ 9 |
| Investment in subsidiary | 17,760 | 14,124 |
| Other assets | 10 | 53 |
| Deferred tax benefit | 111 | 14 |
| **Total assets** | $ 17,906 | $ 14,200 |
| **Liabilities** | | |
| Notes payable | $ 1,000 | $ 1,000 |
| Other Liabilities | 11 | - |
| **Shareholders' equity** | 16,895 | 13,200 |
| **Total liabilities and shareholders' equity** | $ 17,906 | $ 14,200 |

**Condensed Statement of Income
Years Ended December 31, 2002 and 2001
(dollars in thousands)**

| | 2002 | 2001 |
|---|---|---|
| **Income, dividends from subsidiary** | $ 95 | $ 10 |
| **Expenses** | | |
| Director compensation | (37) | (39) |
| Other | (224) | (87) |
| **Loss before income tax benefits and equity in undistributed earnings of subsidiary** | (166) | (116) |
| **Income tax benefits** | 98 | 43 |
| **Loss before equity in undistributed earnings of subsidiary** | (68) | (73) |
| **Equity in undistributed earnings of Subsidiary** | 3,399 | 1,748 |
| **Net income** | $ 3,331 | $ 1,675 |

GEORGIA ★ CAROLINA
*Bancshares, Inc.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - *(continued)*
December 31, 2002 and 2001

**Note 17 - Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only) (continued)**

**Condensed Statement of Cash Flows**
**Years Ended December 31, 2002 and 2001**
*(dollars in thousands)*

| | 2002 | 2001 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 3,331 | $ 1,675 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Stock compensation | 37 | 39 |
| Equity in undistributed earnings of subsidiary | (3,399) | (1,748) |
| Other assets | 3 | (43) |
| **Total adjustments** | (3,359) | (1,752) |
| **Net cash used in operating activities** | (28) | (77) |
| **Cash flows from investing activities** | | |
| Cash used in additional investment in subsidiary bank | - | (1,000) |
| Other | - | 10 |
| **Net cash used in investing activities** | - | (990) |
| **Cash flows from financing activities** | | |
| Proceeds from borrowed funds | - | 1,000 |
| Proceeds from issuance of common stock, and exercise of stock options | 44 | - |
| **Net cash provided by financing activities** | 44 | 1,000 |
| **Net change in cash** | 16 | (67) |
| **Cash at beginning of year** | 9 | 76 |
| **Cash at end of year** | $ 25 | $ 9 |

GEORGIA ☆ CAROLINA
Bancshares, Inc.

## OFFICERS

Samuel A. Fowler, Jr.
Chairman of the Board

George H. Inman
Vice Chairman of the Board

Patrick G. Blanchard
President & CEO

James M. Thomas
Senior Vice President & CFO

J. Harold Ward, Jr.
Secretary

First Bank
OF GEORGIA

## OFFICERS

**John W. "J." Lee**
**Chairman of the Board**

**Patrick G. Blanchard**
Vice Chairman of the Board

**Remer Y. Brinson III**
Chairman & Chief Executive Officer

**Thomas M. Bird**
Executive Vice President
First Bank Mortgage

**James M. Thomas**
Senior Vice President &
Chief Financial Officer & Secretary

**J. Harold Ward, Jr.**
Senior Vice President &
Chief Operations Officer

**Hugh E. Hollar**
Senior Vice President
Construction Lending Department

**David Holloway**
Senior Vice President

**Frank Lee**
Senior Vice President
First Bank Mortgage-Augusta

**Donald H. Skinner**
Senior Vice President & Office Manager
West Town Office

**Sandra S. Davis-Attaway**
Vice President & Office Manager
Daniel Village Office
Augusta, GA

**James W. Brantley**
Vice President & Office Manager
Fury's Ferry Office
Martinez, GA

**Lynn Holley**
Vice President
First Bank Mortgage-Operations
Augusta, GA

**Cedric J. Johnson**
Vice President & Office Manager
Medical Center Office
Augusta, GA

**George Lokey**
Vice President & City Executive
McDuffie Division
Thomson, GA

**David Mordecai**
Vice President
First Bank Mortgage-Jacksonville, FL

**Cynthia G. Osborne**
Vice President & Business Banker
Medical Center Office

**Mary G. Slakie**
Vice President & Manager
First Bank Mortgage
Savannah, GA

**David Stelbrink**
Vice President
First Bank Mortgage-Jacksonville, FL

**Joyce Frankenfield**
Assistant Vice President & Internal
Audit Coordinator

**Lynn McDonald**
Assistant Vice President
First Bank Mortgage-Augusta, GA

**Michelle Piper**
Assistant Vice President & Assistant
Office Manager
Fury's Ferry Office

**Phyllis Salazar**
Assistant Vice President & Assistant
Office Manager
West Town

**Marie B. Sutton**
Assistant Vice President & CRA
Officer

**Renee Wright**
Assistant Vice President & Office
Manager
Hill Street Office
Thomson, GA

**Tina G. Bland**
Banking Officer & Assistant Office
Manager
Medical Center Office

**Laura O. Morgan**
Banking Officer & Assistant Office
Manager
Daniel Village

**Michelle G. Starnes**
Banking Officer

**Shirley McKinney**
Operations Officer

**Lynn M. Lambert**
Administrative Officer

**Paula Anderson**
Mortgage Officer

**Barbara Howell**
Mortgage Officer

**Leslie Kromke**
Mortgage Officer

**Terra Lariscy**
Human Resource Officer

**Jane Omar**
Banking Officer
West Town Office

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*"Hugh Hollar is my banker, and First Bank is my bank."* *-Jake Ivey*



*Top Notch Car Wash*
*"Don Skinner is our banker, and we're pleased to be with First Bank."* *-Don Cawley & Doug Millar*



***Bruster's***
*"Here at Bruster's, Sandra Davis-Attaway is our banker, and First Bank is my bank."* *-Steve Foushee*


First Bank
MORTGAGE

***Phoenix-Commercial Printers***
*"When we needed a mortgage loan, we went to Tom Bird. First Bank Mortgage is our real estate lender."* *-Jeff & Joey Hadden*



*Carter Electric*
*"For all of my personal and business banking needs, Michelle, Phyllis, and James are my bankers and First Bank is my bank."* -Nick Carter


Jim Whitehead
Tire Service

*Jim Whitehead Tire Service*
*"We're proud that Cynde Osbourne is our banker. We're also proud that First Bank is my bank."*
-Jim Whitehead



*Doris Diamonds*
*"When we have a banking need at Doris Diamonds, we turn to Remer Brinson III. He's our banker and First Bank is our bank."* -Bernard Doris & Bruce Freshley



*Frank Christian*
*"Pat Blanchard is my friend and my banker, and First Bank is my bank."* -Frank Christian



*Amigos Mexican Restaurant*
*"George Lokey is my banker, and First Bank is my bank."* -Jose Granados



*Patricia Jefferson*
*"Whenever I have banking needs, I turn to Cedric Johnson. First Bank is my bank."* -Patricia Jefferson

# DIRECTORS AND EXECUTIVE OFFICERS

| NAME | OCCUPATION |
|---|---|
| Patrick G. Blanchard | President and Chief Executive Officer, Georgia-Carolina Bancshares, Inc. |
| Remer Y. Brinson III | President and Chief Executive Officer, First Bank of Georgia |
| Larry DeMeyers | President and Chief Executive Officer (retired), Bankers First Corporation and its successor, SouthTrust Bank |
| Phillip G. Farr | Principal, Phillip G. Farr, CPA, P.C. |
| Samuel A. Fowler, Jr. | Attorney, Fowler & Wills, Attorneys at Law |
| Arthur J. Gay, Jr. | President and Chief Executive Officer, T and T Associates, Inc. (land development and consulting) |
| Joseph D. Greene | Professor, Augusta State University |
| J. Randal Hall | Attorney, Hunter, Maclean, Exley & Dunn, P. C., State Senator |
| Hugh L. Hamilton, Jr. | President and Chief Executive Officer, Environmental Management & Design |
| William G. Hatcher | Chief Executive Officer, MAU, Inc. (personnel services) |
| George O. Hughes | Chairman, George O. Hughes Furniture Co., Inc. |
| George H. Inman | Chairman (retired), Club Car, Inc. (manufacturing) |
| David W. Joesbury, Sr. | President, Joesbury Insurance Agency, Inc. |
| John W. Lee | President and Chief Operating Officer (retired), GIW Industries, Inc. (manufacturing) |
| James L. Lemley, M. D. | Physician |
| A. Montague Miller | Attorney at Law, Chairman (retired), Club Car, Inc. |
| Julian W. Osbon | Chairman and Chief Executive Officer, Charter Management Company (consulting and management) |
| James M. Thomas | Senior Vice President and Chief Financial Officer |
| J. Harold Ward, Jr. | Secretary, Georgia-Carolina Bancshares, Inc. and Senior Vice President and Chief Operations Officer, First Bank of Georgia |
| Robert N. Wilson, Jr. | Principal, Wilson Finance Corporation and Wilson Ventures, Inc. (real estate and insurance sales) |
| Bennye M. Young | Homemaker |

**FIRST BANK
ADVISORY BOARD OF DIRECTORS
FOR AUGUSTA**

Cary H. Rivers, Chairman
Lt. General (Ret.) Douglas D. Buchholz
Dr. Karen Foushee
Don A. Grantham
Randall W. Hatcher
Will McKnight
Joseph J. Rogers
Stephen H. Steinberg
Dr. W. J. "Jimmy" Walker
Sheriff (Ret.) Charles Webster

**FIRST BANK
ADVISORY BOARD OF DIRECTORS
FOR COLUMBIA COUNTY**

Walter P. "Nick" Carter
B. William Cleveland
George M. Duehring
Jake Ivey
T. R. Reddy
Dr. Benjamin Rucker
J. Gary Waters
Jimmy Whitehead, Sr.

# FIRST BANK OF GEORGIA
# EXECUTIVE OFFICERS



*Pictured left to right are:* Remer Y. Brinson III, President & CEO; Thomas M. Bird, Executive Vice President and Patrick G. Blanchard, Vice Chairman of the Board.

The recent success of Georgia-Carolina Bancshares, Inc. and First Bank of Georgia has been in part reliant on the executive skills of a superior management team that has been put in place by the Board of Directors of the company and the bank.

Mr. Patrick G. Blanchard, who serves as President & CEO of Georgia-Carolina Bancshares, Inc. also serves as Vice Chairman of the Board of First Bank of Georgia. In this light, Mr. Blanchard is quite active in the day to day operations of the bank.

Mr. Remer Y. Brinson III fills the significant role of President & CEO of the bank. Blanchard and Brinson are a compatible team since they share a similar philosophy of ethics and entrepreneurship.

Mr. Thomas M. Bird, who serves as Executive Vice President heads up First Bank Mortgage, the mortgage division of First Bank of Georgia. Mr. Bird comes to First Bank with an excellent career in mortgage banking.

Mr. James M. Thomas was elected Senior Vice President & Chief Financial Officer of the company and the bank in January 2002. Mr. Thomas holds a degree from Georgia Tech and is a certified public accountant. Mr. Thomas brings an excellent background in experience to his position in the company and the bank.

Mr. J. Harold Ward, Jr. serves as Secretary of the Board of Georgia-Carolina Bancshares, Inc. and Senior Vice President & Chief Operations Officer of the bank. Mr. Ward also has enjoyed an excellent career in banking and has served on the management team of First Bank since 1995.

# FIRST BANK MORTGAGE
# SENIOR EXECUTIVES

Mr. Thomas M. Bird, Executive Vice President of the bank heads First Bank Mortgage.

In addition to Mr. Bird, the division also benefits by the service of Mr. Frank Lee, who is Senior Vice President & Office Manager of the Augusta Office of First Bank Mortgage. Mr. Hugh E. Hollar is Senior Vice President and heads up the Construction Lending Division of First Bank Mortgage. Mr. David M. Holloway also serves as Senior Vice President and manages the Wholesale Division along with Mrs. Lynn McDonald. Mrs. Lynn Holley serves as Vice President & Operations Officer of First Bank Mortgage. She brings to the organization a wealth of experience and knowledge.

The Jacksonville, Florida Office of First Bank Mortgage is headed jointly by Mr. David Mordecai and Mr. David Stelbrink. They both serve as Vice President and Co-Managers of the Office. Mrs. Mary G. Slakie, Vice President, heads the reestablished Savannah Office. Ms. Slakie has been instrumental in organizing the Savannah Office and its service to the Savannah community. Again in 2002 the loan officers of First Bank Mortgage once again excelled in their production of mortgages. Virtually every loan officer of First Bank Mortgage was honored by The Mortgage Bankers Association of Georgia for their production.

Mr. Frank Lee, Senior Vice President & Augusta Office Manager, received the Platinum Award from The Mortgage Bankers Association from his closings in the $25 million to $49.9 million level.

In addition, Loan Officers Tim Key, John Marcus, Dianne M. Muller, Bronnie Spinks, Debra Taylor, and Holly Tudor were all recipients of the Gold Awards for closings in the $12 million to $24.9 million range.

This recognition also demonstrates the excellent service provided to our mortgage loan customers throughout the year by these excellent loan officers.

## BOARD OF DIRECTORS



*Seated left to right:* Remer Y. Brinson III, John W. "J." Lee, Phillip G. Farr, and Samuel A. Fowler, Jr. *Standing left to right:* Bennye M. Young, Patrick G. Blanchard, Joseph D. Greene, Hugh L. Hamilton, Jr. and Robert N. Wilson, Jr.



*Seated left to right:* David W. Joesbury, Sr., William G. Hatcher, Julian W. Osbon, and A. Montague Miller. *Standing left to right:* George O. Hughes, Larry DeMeyers, Dr. James L. Lemley, Arthur J. "Sonny" Gay, Jr. and George H. Inman. (Director J. Randal Hall was not present for photo.)

GEORGIA★CAROLINA
*Bancshares, Inc.*

# SHAREHOLDER INFORMATION

**Stock Market Listing:**

Georgia-Carolina Bancshares, Inc. common stock is listed on the NASDAQ Over-the-Counter Bulletin Board under the symbol of GECR. The principal market maker for the Company is Morgan Keegan & Co., Inc.

**Corporate Offices:**

2805 Wrightsboro Road
Augusta, GA 30909
Telephone: (706) 736-2100

**Sudsidiary:**

First Bank of Georgia
Member FDIC

**Annual Meeting:**

The Company's Annual Meeting of Shareholders will be held Wednesday, May 21, 2003 at 2:00 p.m. in the Masters Room of the Sheraton Augusta Hotel, 2651 Perimeter Parkway, Augusta, Georgia 30909.

**Financial Information:**

Financial analysts and interested investors desiring information regarding Georgia-Carolina Bancshares, Inc. should contact Patrick G. Blanchard, President & Chief Executive Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 3449, Augusta, Georgia 30914-3449. Additional information regarding First Bank of Georgia may be obtained on the internet at **www.firstbankofga.com** or by calling (706) 736-2100.

**Annual Report on Form 10-KSB:**

A copy of the Company's 2002 Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available free of charge by contacting James M. Thomas, Senior Vice President and Chief Financial Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 3449, Augusta, GA 30914-3449.

**Stock Transfer Agent, Registrar & Dividend Paying Agent:**

Georgia-Carolina Bancshares, Inc. Transfer Agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572. They are available to assist you with change of address, replacement of lost certificates, or duplicate 1099 requests.

**Legal:**

Special Legal Counsel:
Smith, Gambrell & Russell, L.L.P.
Suite 3100, Promenade II
1230 Peachtree Street, N. E.
Atlanta, GA 30309-3592

General Counsel:
Hunter, Maclean, Exley & Dunn, P.C.
1202 First Union Bank Building
699 Broad Street
Augusta, GA 30901

General Counsel:
Fowler & Wills, L. L. C.
318 Jackson Street
Thomson, GA 30824

**Independent Accountants:**

Cherry, Bekaert & Holland, L. L. P.
Post Office Box 2247
Augusta, GA 30903









# 2002

## Was An Eventful Year for the Officers, Directors, and Staff
## of
## GEORGIA CAROLINA BANCSHARES, INC.
## &
## FIRST BANK OF GEORGIA






AUGUSTA
First Bank
PRESENTS
ANNUAL CHAMBER
GOLF CLASSIC



First Bank
OF GEORGIA

## LOCATIONS

**Daniel Village Office**
2805 Wrightsboro Road
Augusta, GA 30909

**Medical Center Office**
1580 Walton Way
Augusta, GA 30904

**West Town Office**
3820 Washington Road
Martinez, GA 30907

**Fury's Ferry Office**
375 Fury's Ferry Road
Martinez, GA 30907

**Hill Street Office**
110 East Hill Street
Thomson, GA 30824

First Bank
MORTGAGE

## LOCATIONS

**Augusta**
2743 Perimeter Parkway
Building 100, Suite 100
Augusta, GA 30909

**Jacksonville**
9250 Baymeadows Road
Suite 460
Jacksonville, FL 32256

**Savannah**
100 Commercial Court, Suite C
Savannah, GA 31403

---

## ATM LOCATIONS

**Daniel Village Office**
2805 Wrightsboro Road
Augusta, GA 30909

**Medical Center Office**
1580 Walton Way
Augusta, GA 30904

**West Town Office**
3820 Washington Road
Martinez, GA 30907

**Hill Street Office**
110 East Hill Street
Thomson, GA 30824

**Fury's Ferry Office**
375 Fury's Ferry Road
Martinez, GA 30907

**Walton's Corner**
3626 Walton Way Extension
Augusta, GA 30909

**Belair @ Columbia Road**
4477 Columbia Road
Martinez, GA 30907

LOCATIONS


First Bank
OF GEORGIA
Martinez
AUGUSTA
28
20
WALTON WAY
Thomson
WRIGHTSBORO ROAD
4
GORDON HWY.
78
278
520
GORDON HWY.
1


Augusta
First Bank
MORTGAGE
Savannah
Jacksonville